JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

December 6, 2013

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 294

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to me on Monday, November 18, 2013 with respect to Class R6 Shares of the JPMorgan Emerging Markets Equity Fund (the “Fund”). The Trust’s responses to your comments are set forth below. Please note that the purpose of the amendment to the registration statement was to add a new share class to the Fund rather than to update the Fund’s registration statement for all of its share classes. As a result, we will evaluate, and incorporate as applicable, the changes referenced below into the annual update to the Trust’s Registration Statement in a filing made pursuant to Rule 485 of the Securities Act of 1933, which we currently anticipate will become automatically effective on or about February 28, 2013 pursuant to the Rule.

Emerging Markets Equity Fund – All Prospectuses

Main Investment Strategies

1.	Comment: Please disclose any types of derivatives employed as part of the Fund’s principal strategies that are not currently disclosed, if any.

Response: The types of derivatives that are employed in the Fund’s principal strategies are identified in the Fund Summary.

2.	Comment: To the extent that the Fund utilizes a market capitalization strategy, please disclose the strategy.

Response: The Fund believes the existing disclosure accurately describes the Fund’s principal investment strategies. Based on the comment, however, the Fund will evaluate the appropriateness of inclusion of additional disclosure relating to market capitalization strategy in connection with its upcoming annual update.

3.	Comment: In the section “What are the Fund’s main investment strategies?” please explain the types of equity investments in which the Fund may invest in connection with its principal strategies. To the extent that such investments represent a principal risk to the Fund, please include a risk factor in the summary section.

Response: The Fund believes the existing disclosure accurately describes the Fund’s principal investment strategies. Based on the comment, however, the Fund will evaluate the appropriateness of inclusion of this disclosure in connection with its upcoming annual update.

Main Investment Risks

4.	Comment: The risk factor “Derivatives Risk” states that the Fund may utilize forward currency contracts in futures. To the extent that these types of derivatives present any specific risks not already addressed in the existing disclosure, please consider whether it is appropriate to add disclosure addressing such risks.

Response: We believe that the existing disclosure appropriately addresses the risks presented by such derivatives.

More About the Fund

5.	Comment: As required by Item 9 of Form N-1A, please include more detail about the Funds’ principal investment strategies in the More About the Fund section.

Response: We believe that the Item 9 disclosure contains an appropriate level of disclosure and properly expands on information in the Risk/Return Summary. We are concerned that adding disclosure from the Risk/Return Summary would simply be repeating disclosure that is already included. As provided in the instructions to Form N-1A, “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

6.	Comment: If the Fund expects to experience high portfolio turnover, please include appropriate risk disclosure.

Response: Based on its expected level of portfolio turnover, the Fund does not believe that it would be appropriate to add additional disclosure.

In connection with your review of the Post-Effective Amendments No. 294 filed by the Trust on October 2, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory S. Samuels

Gregory S. Samuels

Assistant Secretary

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